December 19, 2008

Mr. Sean Donahue
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Jaguar Mining Inc.
Form 40-F for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
File No. 1-33548

Dear Mr. Donahue:

Jaguar Mining Inc. (the “Company”) received your letter dated November 26, 2008.  Pursuant to your request we are providing a written response to your comments to provide you with information so you may better understand the Company’s disclosures.  For your convenience, the text of the Commission’s comments has been reproduced below, followed by the Company’s responses.

Contractual Obligations, page 9

1.           Please refer to Item 12 to Paragraph (9) of General Instruction B of Form 40-F, and modify your presentation of your table of contractual obligations to present the information in the format and for the periods contemplated.

The Company will update the contractual obligations table for the 2008 Form 40-F to comply with Item 12 to Paragraph (9) of General Instruction B of Form 40-F.  For your reference, the Company’s table of contractual obligations as of December 31, 2007 as prepared in accordance with the noted instructions would have been presented as follows:

(In thousands of $)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Notes Payable
Principal	110,040	12,493	10,258	87,289	-
Interest	39,938	10,137	18,552	11,249	-
Capital Lease	-	-	-	-	-
Operating Lease Agreements	576	216	360	-	-
Management Agreements[1]	744	744	-	-	-
Supplier Agreements
Mine Operations[2]	636	636	-	-	-
Drilling[3]	740	740	-	-	-
Asset Retirement Obligations	3,286	269	287	2,730	-
Joint Venture Agreement[4]	3,063	100	1,463	1,500	-
Total	159,023	25,335	30,920	102,768	-

[1]	The management agreement is renegotiated on an annual basis. (See Footnote 17(a) to our annual financial statements)
[2]	The Company has the right to cancel the mine operations contract with 90 days advance notice. The amount included in the contractual obligations table represents the amount due within 90 days.
[3]	The Company has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.
[4]	The Company entered into a formal agreement with Xstrata for the Company to explore the Pedra Branca Gold Project in Ceará, Brazil. (See Footnote 17(b) to our annual financial statements)

Exhibit 31

2.           We note your officers’ statements in the certifications that this annual report does not contain any untrue statement of a material fact.  In future filings, please indicate that this report does not contain any untrue statement of a material fact.

The Company will include officers’ statements in future filings that indicate this report does not contain any untrue statement of a material fact.

125 North State Street • Concord, NH  03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Mr. Sean Donahue
December 11, 2008

Exhibit 99.1

3.           Please explain why you have provided a separate audit report of your reconciliation to US GAAP.

As the reconciliation from Canadian GAAP to US GAAP is not required in our financial statements which we file with the Canadian securities regulators, we included the reconciliation as a separate schedule within our Form 40-F.  Similarly, KPMG LLP’s audit report on the Canadian GAAP financial statements did not cover the US GAAP reconciliation as such reconciliation is not included in the Canadian GAAP consolidated financial statements.  As such, KPMG LLP has provided a separate audit report on the US GAAP reconciliation which is included in our Form 40-F.

Reconciliation to United States GAAP

4.           We note your disclosure under Note (a) that indicates you capitalize exploration costs upon the establishment of commercially mineable reserves. Please note, that under US GAAP, exploration costs should be expensed as incurred, regardless of a project’s stage of development or the existence of reserves. It appears you should modify your financial information prepared under US GAAP accordingly.

Thank you for your comment.  We have reviewed the wording we used in our reconciliation from Canadian GAAP to US GAAP and noted that we have inappropriately described our development costs as exploration costs in the note.  For your reference, we have provided a duplicate of our Mineral Properties note in the US GAAP reconciliation correcting the wording from exploration to development.  We will ensure that this is corrected in our 2008 Canadian GAAP to US GAAP reconciliation.

a)	Mineral Properties

Under Canadian GAAP, the Company capitalizes all costs related to the acquisition, exploration and development of non-producing mineral properties.  Under U.S GAAP, exploration and development costs are expensed as incurred, until the establishment of commercially mineable reserves is complete, at which time any further ~~exploration~~ development costs are capitalized.

As of February 17, 2006, a bankable feasibility study determined that there were commercially mineable reserves at the Sabara Mine. For U.S. GAAP purposes, all exploration costs related to Sabara prior to the second quarter of 2006 have been expensed and all ~~exploration~~ development costs subsequent to April 1, 2006 have been capitalized.

On September 16, 2005, a bankable feasibility study determined that there were commercially mineable reserves at the Turmalina mine for U.S. GAAP purposes.  All exploration costs related to Turmalina prior to the third quarter of 2005 have been expensed and all ~~exploration~~ development costs after October 1, 2005 have been capitalized, for U.S. GAAP purposes.

On August 7, 2007, a bankable feasibility study determined that there were commercially mineable reserves at the Santa Isabel mine for U.S. GAAP purposes.  All exploration costs related to Santa Isabel prior to the fourth quarter of 2007 have been expensed and all ~~exploration~~ development costs after October 1, 2007 have been capitalized, for U.S. GAAP purposes.

For U.S. GAAP purposes, all exploration and development expenses not related to Sabara, Turmalina or Santa Isabel have been expensed.  Due to differences in the asset bases for Canadian and U.S. GAAP, the annual depreciation, amortization and depletion charge will differ.

For Canadian GAAP, cash flows relating to mineral property exploration are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

Mr. Sean Donahue
December 11, 2008

5.           We note your presentation of stock based compensation as a single line item in your Consolidated Statement of Operations under Canadian GAAP. Please refer to paragraph F of SAB Topic 14, and modify your U.S. GAAP presentation accordingly.

In future filings the Company will include stock based compensation in the appropriate line items within the Statement of Operations in a manner consistent with the underlying function basis of the associated expense.  We are planning on noting either in parenthesis on the individual line items or, in a separate table at the bottom of the Statement of Operations, the quantum of the stock based compensation included within the specific line item.  In addition, we will reclassify comparative years' balances to be consistent with the SEC’s stated presentation requirements under paragraph F of SAB Topic 14.

*****

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

(signed) James M. Roller
James M. Roller
Chief Financial Officer & Treasurer